AB 3/18 KH 3/16

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

SEC FILE NUMBER
8-50648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Baltic Place, Suite 2
(No. and Street)

Croton-on-Hudson, New York 10520
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto and Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street, Ridgewood, New Jersey 07450
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11020340

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

[redacted]

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE A. FISHER
Notary Public, State of New York
No. 01FI4815088
Qualified in Westchester County
Commission Expires 6-30-14

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Heritage Capital Management, Inc.

Financial Statements

December 31, 2010

Hudson Heritage Capital Management, Inc.
Index to the Financial Statements
For the year ended December 31, 2010

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

February 22, 2011

Independent Auditor's Report

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

We have audited the accompanying statement of financial condition of Hudson Heritage Capital Management, Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto & Company

Ridgewood, New Jersey

Hudson Heritage Capital Management, Inc.

Statement of Financial Condition

As of December 31, 2010

Assets

Current assets		
Cash	$	133,232
Accrued fees receivable, no allowance		11,025
Prepaid expenses and other current assets		10,065
Total current assets		154,322
Fixed assets, net		-
Total assets	$	154,322

Liabilities and Stockholders' Equity

Liabilities		
Accrued broker commissions		26,003
Other current liabilities		33,211
Total liabilities		59,214
Stockholders' equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		2,000
Additional paid in capital		20,000
Retained earnings		73,108
Total stockholder's equity		95,108
Total liabilities and stockholders' equity	$	154,322

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Income
For the year ended December 31, 2010

Revenues		
Fees	$	470,351
Commissions revenue		118,587
Related party management fees		15,250
Other income		957
Total revenues		605,145
Expenses		
Commissions expense		165,081
Compensation and benefits		280,873
Occupancy		54,647
Auto expenses		18,425
Computer expenses		16,108
Licenses and registration fees		9,277
Professional development expenses		7,756
Professional fees		20,850
Insurance		23,840
Depreciation		2,362
Other operating expenses		16,353
Total expenses		615,572
Net loss before income taxes		(10,427)
Income taxes		1,050
Net loss	$	(11,477)
Basic loss per share	$	(57.39)

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2010

Beginning stockholders' equity	$	106,585
Net loss		(11,477)
Ending stockholders' equity	$	95,108

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc
Statement of Cash Flows
For the year ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (11,477)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	2,362
Accrued fees receivable	7,515
Prepaid expenses and other current assets	6,350
Accrued broker commissions and other current liabilities	14,493
Total adjustments	30,720
Net cash provided by operating activities	19,243
Net increase in cash	19,243
Cash - beginning of period	113,989
Cash - end of period	$ 133,232

Supplemental disclosures of cash flow information

Cash paid during the period for	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Notes to the Financial Statements
December 31, 2010

Note 1 – Organization and Nature of Business

Hudson Heritage Capital Management, Inc. (the "Company") is a broker-dealer incorporated October 1, 1997 in New York. The company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2010, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Expenses are recognized when incurred, rather than when cash is disbursed, and revenue is recognized when earned, rather than when cash is received.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accrued fees receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accrued fees receivable at December 31, 2010 and has determined that no allowance for doubtful accounts is required as the accrued fees receivable balance at December 31, 2010 has been collected in full subsequent to December 31, 2010.

Note 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

Commissions

Commissions are recorded as securities transactions occur and are credited by account.

Note 3 – Fair Value

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's financial instruments consist mainly of cash, accounts payable and accrued expenses. The carrying amounts in these financial statements approximate fair value due to their short-term nature.

Note 4 – Transactions with Related Entities

Transactions with a related entity that shares 100% common ownership consisted of management fees in the amount of $15,250 related to common plant and administrative expenses.

Note 5 – Income Taxes

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. The Company records a provision for income taxes for their New Jersey tax and New York franchise tax. The provision for income taxes for the year ended December 31, 2010 consists of the following:

Current - Federal	$ -
Current - State	1,050
Deferred - State	$ -

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 6 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $85,043, which was $80,043 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2010 was 0.70 to 1.

Note 7 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 8 – Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of utilities, real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, follows:

Year ending December 31,	
2011	$ 46,080
2012	46,770
2013	20,730
2014	20,730
2015	17,275
Total	$ 151,585

Rent expense including utilities and other occupancy costs for the year ended December 31, 2010 was approximately $54,647.

Note 9 – Basic Loss Per Share

Basic loss per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Note 10- Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Hudson Heritage Capital Management, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2010

Net Capital	
Total stockholders' equity	$ 95,108
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	95,108
Deductions and/or charges:	
Nonallowable assets:	(10,065)
Net capital before haircuts on securities positions (tentative net capital)	85,043
Haircuts on securities	-
Net capital	$ 85,043
Aggregate indebtedness:	
Accrued broker commissions and other current liabilities	$ 59,214
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	$ 3,948
Minimum net capital required:	$ 5,000
Excess net capital	$ 80,043
Ratio: Aggregate indebtedness to net capital	0.70 to 1

Reconciliation with Company's Computation (Included in part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported by Company (unaudited)	$ 116,970
Audit adjustments, net	(31,927)
Net capital per above	$ 85,043

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.

In planning and performing our audit of the financial statements of Hudson Heritage Capital Management, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Hudson Heritage Capital Management, Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 22, 2011. During our audit we proposed adjusting entries, which were understood and agreed to by management, for the financial statements to be free of material misstatement. We recommend that the Company institute a policy of using standard monthly entries to ensure that all appropriate accruals are considered and this recommendation has been agreed to by management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 22, 2011

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

February 22, 2011

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.
20 Baltic Place, Suite 2
Croton-on-Hudson, New York

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Hudson Heritage Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hudson Heritage Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hudson Heritage Capital Management, Inc.'s management is responsible for the Hudson Heritage Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

February 22, 2011

BECHER
DELLA TORRE
GITTO & COMPANY

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, , 2010
(Read carefully the instructions in your Working Copy before completing this Form)

AS AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050648 FINRA DEC
HUDSON HERITAGE CAPITAL MGNT INC 13*13
20 BALTIC PL STE 2
CROTON ON HUDSON NY 10520-1644

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 914-271-8102

2. A. General Assessment (item 2e from page 2) $ ~~1536~~ 1,475

B. Less payment made with SIPC-6 filed (exclude interest) (723)
9/01/2010
Date Paid

C. Less prior overpayment applied Less: Balance paid with original filing (813)

D. Assessment balance due or (overpayment) ~~813~~

E. Interest computed on late payment (see instruction E) for_____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~813~~ (61)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~813~~

H. Overpayment carried forward $(61)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Heritage Capital Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26, day of January , 2011.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AS AMENDED

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~629,495~~ 605,145
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	15,250
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ ~~614,245~~ 589,895
2e. General Assessment @ .0025	$ ~~1,536~~ 1,475

(to page 1, line 2.A.)